UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

As at March 10, 2005

TASEKO MINES LIMITED
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
  Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUBMITTED HEREWITH

Exhibits

99.1	Letter to Shareholders

99.2	Notice of Annual and Extraordinary General Meeting of Shareholders

99.3	Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Dated: March 10, 2005	By:	/s/ Jeffery R. Mason
Jeffrey R. Mason
Director and Chief Financial Officer